Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated June 11, 2015

Relating to Preliminary Prospectus dated June 11, 2015

Registration No. 333-203505

Updates and Supplements Appearing in Preliminary Prospectus

Dated June 11, 2015

On June 11, 2015, Invuity, Inc. filed Amendment No. 5 to its Registration Statement on Form S-1 (Registration No. 333-203505) to update and supplement certain disclosures that had been provided in its preliminary prospectus dated June 1, 2015 (the “Initial Preliminary Prospectus”). This free writing prospectus summarizes the amendments and supplements to the Initial Preliminary Prospectus that appear in the most recent preliminary prospectus included in Amendment No. 5 (the “Preliminary Prospectus”). These changes primarily relate to a change in the assumed initial public offering price and the resulting impact on shares outstanding given anti-dilution provisions of the convertible preferred stock and on use of proceeds. The changes also reflect the Company’s determination not to provide a directed share program and updated biographical information for two individuals. A copy of the Preliminary Prospectus is included in Amendment No. 5 and may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1393020/000119312515219832/d852944ds1a.htm

The following summarizes the amendments and supplements appearing in the Preliminary Prospectus. References to “Invuity,” “we,” “us,” “our” or “the Company” are used in the manner described in the Preliminary Prospectus.

Common stock offered by us	4,000,000 (or 4,600,000 shares if the underwriters exercise their option to purchase additional shares in full).
Common stock to be outstanding after this offering	12,701,092, assuming a conversion rate for the convertible preferred stock based on the assumed initial public offering price of $12.00 per share.
Assumed initial public offering price	$12.00 per share, the estimated price set forth on the cover page of the Preliminary Prospectus.

Use of Proceeds

We estimate that the net proceeds from our sale of 4,000,000 shares of common stock in this initial public offering at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $41.1 million, or $47.8 million if the underwriters exercise in full their option to purchase additional shares.

We intend to use approximately $28.0 million of the net proceeds received from this offering to expand sales and marketing activities, approximately $8.0 million to expand research and development efforts, and the remainder of the net proceeds from this offering for working capital and general corporate purposes. At this time, we cannot quantify the amounts we intend to expend on any of these activities.

Anti-dilution Adjustment	The Company has revised the disclosure throughout the Preliminary Prospectus to describe the impact on the number of shares outstanding of certain anti-dilution provisions contained in the Company’s convertible preferred stock. In particular, the Company added the following disclosure on pages 10 and 125-127:

The number of shares of our common stock to be issued upon the automatic conversion of all outstanding shares of our convertible preferred stock depends in part on the actual initial public offering price of our common stock in this offering. The terms of our Series D convertible preferred stock, Series E convertible preferred stock and Series F convertible preferred stock provide that the ratio at which each share of such series automatically converts into shares of our common stock in connection with this offering will increase if the initial public offering price is below $12.395, $13.3052 and $14.3449 per share, respectively, which would result in additional shares of our common stock being issued upon conversion of the convertible preferred stock as set forth below. Similarly, if the assumed initial public offering price increases, the conversion ratio will decrease and less shares of common stock will be issued upon conversion of the convertible preferred stock. Based upon the assumed initial public offering price of $12.00 per share, the outstanding shares of our Series D, Series E and Series F convertible preferred stock will convert into an aggregate of 2,034,709, 1,642,002 and 1,671,168 shares of our common stock, respectively, immediately prior to the closing of this offering. For illustrative purposes only, the table below shows the number of shares of our common stock that would be issuable upon conversion of our Series D, Series E and Series F convertible preferred stock at various initial public offering prices, as well as the resulting total number of outstanding shares of our common stock after this offering, based on our shares outstanding as of March 31, 2015:

Assumed Public Offering Price ($)	Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Series F Convertible Preferred Stock		Total Common Stock Outstanding After this Offering (#)
	Approximate Conversion Ratio (#)	Shares of Common Stock Issuable upon Conversion (#)	Approximate Conversion Ratio (#)	Shares of Common Stock Issuable upon Conversion (#)	Approximate Conversion Ratio (#)	Shares of Common Stock Issuable upon Conversion (#)
$11.00	1.03187	2,081,189	1.04991	1,677,558	1.06836	1,705,321	12,817,281
$11.50	1.02021	2,057,684	1.03867	1,659,588	1.05755	1,688,072	12,758,557
$12.00	1.00882	2,034,709	1.02766	1,642,002	1.04696	1,671,168	12,701,092
$12.50	1.00000	2,016,929	1.01689	1,624,785	1.03658	1,654,602	12,649,529
$13.00	1.00000	2,016,929	1.00633	1,607,925	1.02641	1,638,358	12,616,425
$13.50	1.00000	2,016,929	1.00000	1,597,814	1.01643	1,622,429	12,590,385
$14.00	1.00000	2,016,929	1.00000	1,597,814	1.00664	1,606,808	12,574,764

In addition, the table below shows the number of shares of our common stock that would be issuable upon conversion of all outstanding warrants exercisable for shares of our Series D and Series E convertible preferred stock at various initial public offering prices and the resulting total number of outstanding shares of our common stock for which the warrant will become exercisable as a result:

Assumed Public Offering Price ($)	Shares of Common Stock Issuable upon Conversion of Warrants to Purchase Series D Convertible Preferred Stock	Shares of Common Stock Issuable upon Conversion of Warrants to Purchase Series E Convertible Preferred Stock
$11.00	11,653	88,773
$11.50	11,522	87,822
$12.00	11,393	86,891
$12.50	11,294	85,980
$13.00	11,294	85,088
$13.50	11,294	84,553
$14.00	11,294	84,553

Directed Share Program	We have revised the disclosure throughout the Preliminary Prospectus, including on page 8, to remove all references to the existence of a directed share program.

Management and Director Biographies

Robert Gerberich. We have revised Mr. Gerberich’s biography on page 95 to reflect that he served as the Company’s Vice President of Sales and Marketing from October 2012 to May 2015.

Gregory T. Lucier. We have revised Mr. Lucier’s biography on page 97 to note that Mr. Lucier has served as the Chief Executive Officer of NuVasive since May 2015.

The Company has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, via telephone at 800-747-3924 or email at prospectus@pjc.com; or from Leerink Partners LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at (800) 808-7525, or by email at syndicate@leerink.com.